Exhibit 99.1

Interim condensed consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the three and nine months ended December 31, 2022

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

as at

	December 31, 2022	March 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	36,153	20,535
Prepaids and deposits	1,780	1,548
Other receivables	179	1,308
	38,112	23,391
Intangible assets (Note 8)	62	65
	38,174	23,456
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,989	2,621
	2,989	2,621
Warrant derivative (Note 6)	1,960	-
	4,949	2,621
Shareholders' Equity
Common shares (Note 3)	100,924	83,671
Contributed surplus (Notes 4 and 5)	9,292	7,926
Accumulated other comprehensive income	134	171
Deficit	(77,125)	(70,933)
	33,225	20,835
	38,174	23,456

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

(Unaudited)

	3 months ended December 31, 2022	3 months ended December 31, 2021	9 months ended December 31, 2022	9 months ended December 31, 2021
	$	$	$	$
Operating expenses
General and administration (Note 10)	1,976	1,990	6,266	5,821
Research and development (Note 10)	2,945	2,907	7,718	13,525

Total operating expenses	4,921	4,897	13,984	19,346

Finance income	(340)	(16)	(532)	(60)
Change in fair value of warrant derivative (Note 6)	(3,747)	-	(5,547)	-
Foreign exchange (gain) loss	307	(74)	(1,713)	85
	(3,780)	(90)	(7,792)	25

Net loss for the period	(1,141)	(4,807)	(6,192)	(19,371)
Cumulative translation adjustment	(23)	(4)	(37)	(18)
Comprehensive loss for the period	(1,164)	(4,811)	(6,229)	(19,389)

Basic and diluted loss per share for the period	(0.02)	(0.09)	(0.10)	(0.36)

Weighted average number of common shares outstanding (Note 3)	69,637,469	53,995,700	63,132,537	53,864,572

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Nine months ended December 31, 2022	Nine months ended December 31, 2021
	$	$
Operating activities
Net loss for the period	(6,192)	(19,371)
Items not involving cash
Depreciation	3	30
Stock based compensation	1,177	1,186
Unrealized foreign exchange	(1,072)	121
Accrued interest	(122)	(40)
Change in fair value of warrant derivative (Note 6)	(5,547)	-
Changes in non-cash working capital
Other receivables, prepaids and deposits	1,019	(878)
Accounts payable and accrued liabilities	368	(1,735)
	(10,366)	(20,687)
Investing activities
Acquisition of marketable securities	-	(10,000)
Disposition of marketable securities	-	20,050
	-	10,050
Financing activities
Repayment of lease liabilities	-	(21)
Issuance of share capital on ATM, net of issuance costs (Note 3)	848	3,408
Issuance of share capital and warrants on public offering, net of issuance costs (Note 3)	23,912	-
Warrant amendment (Note 4)	189	-
Warrant and option exercises (Notes 4 and 5)	-	406
	24,949	3,793
Effect of foreign exchange on cash	1,035	(139)
Net increase (decrease) in cash	15,618	(6,983)
Cash, beginning of period	20,535	30,375
Cash, end of period	36,153	23,392

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Medicenna Therapeutics Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands Canadian Dollars, except for share and per share amounts)

(Unaudited)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145
Stock based compensation	-	-	1,186	-	-	1,186
Warrant and option exercises	351,170	576	(170)	-	-	406
Issued on ATM facility (note 6)	1,671,995	3,408	-	-	-	3,408
Cumulative translation adjustment	-	-	-	(18)	-	(18)
Net loss for the period	-	-	-	-	(19,371)	(19,371)
Balance, December 31, 2021	55,570,874	83,571	7,696	216	(67,727)	23,756

Balance, March 31, 2022	55,647,479	83,671	7,926	171	(70,933)	20,835
Stock based compensation	-	-	1,177	-	-	1,177
Issued on ATM financing (Note 3)	656,656	848	-	-	-	848
Issued pursuant to public offering, net of warrant derivative (Note 3)	13,333,334	16,405	-	-	-	16,405
Warrant amendment (Note 4)	-	-	189	-		189
Cumulative translation adjustment	-	-	-	(37)	-	(37)
Net loss for the period	-	-	-	-	(6,192)	(6,192)
Balance, December 31, 2022	69,637,469	100,924	9,292	134	(77,125)	33,225

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business and liquidity

The Company's principal business activity is the development and commercialization of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines for the treatment of cancer, inflammation and immune-mediated diseases. Medicenna has four wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware), Medicenna Biopharma Inc. (“MBIBC”) (British Columbia) and Medicenna Australia PTY Ltd (“MAL”) (Australia). Medicenna is traded on both the Toronto Stock Exchange and the Nasdaq Capital Market (“Nasdaq”) under the symbol ‘’MDNA”.

Aa at December 31, 2022, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, submitting regulatory dossiers and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $77.1 million as of December 31, 2022. With current finance income only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for MDNA55, MDNA11 and the BiSKITsTM platform and the commercialization of MDNA55 is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners.

Management has forecasted that the Company’s current level of cash will be sufficient to execute its current planned expenditures into Q2 of calendar 2024.

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2022.

The interim condensed consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on February 6, 2023.

b)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar, the functional currency of MAL is the Australian dollar, and the presentation currency of the parent company is the Canadian dollar.

5

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

c)	Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

The unaudited interim condensed consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited interim condensed consolidated financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2022. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the nine months ended December 31, 2022, are not necessarily indicative of the results that may be expected for the full year ended March 31, 2023. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended March 31, 2022.

d)	Warrant derivative

When a warrant exercise price is denominated in a currency which differs from the Company’s functional currency, the financial instruments are treated as liabilities and measured at fair value. The fair value of the warrants are calculated using the black-scholes model. The change in the liability has been recorded in the interim condensed consolidated statement of loss and comprehensive loss.

e)	COVID-19 Pandemic

The COVID-19 pandemic continues to cause significant financial market and social disruption. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, the impact of any new variants nor the impact of the vaccines that are now accessible. If the Company or any of the third parties with whom it engages, were to experience shutdowns or other business disruptions due to the pandemic, its ability to conduct its business in the manner and on the timelines presently planned could be materially and negatively impacted. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on its operations to prevent any disruptions to the conduct of its business and clinical trials. In the event of a prolonged continuation of the pandemic, it is not clear what the potential impact may be on the Company's business, financial position and financial performance.

3.	Share capital

Authorized

Unlimited common shares

Equity Issuances

August 2022 Public Offering

On August 10, 2022, pursuant to an underwritten public offering, 13,333,334 units were sold at a purchase price of US$1.50 per unit for gross proceeds of US$20.0 million ($25.6 million). Each unit included one common share with a fair value of US$1.06 and one common share purchase warrant with a fair value of US$0.44 (see Note 6). Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$1.85 until August 9, 2027. We incurred transaction costs of $2.2 million (US1.7 million) of which $1.6 million (US$1.2 million) were allocated to share issue costs and $0.6 million (US$0.5 million) were allocated to operating expenses, based on their relative fair values.

6

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

3.	Share capital cont’d

At-The-Market Facility

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$25.0 million (the ATM Offering), which expired December 30, 2022.

During the nine months ended December 31, 2022, the Company issued 656,656 common shares (December 31, 2021 – 1,671,995) for gross proceeds of US$0.8 million (December 31, 2021 - US$2.9 million) at an average price of US$1.20 (December 31, 2021 - US$1.76). The Company received; net of commissions US$0.7 million (December 31, 2021 - US$2.8 million). In total, we incurred share issuance costs (including commissions) of US$0.1 million (December 31, 2021 - US$0.1 million).

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the three and nine ended December 31, 2022, and 2021, the calculation was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Common shares issued and outstanding, beginning of year	69,637,469	53,843,785	55,647,479	53,547,709
ATM issuances	-	135,453	600,210	135,453
Shares issued on 2022 Public Offering	-	-	6,884,848	-
Effect of warrants and options exercised	-	16,462	-	181,410
Weighted average shares outstanding, end of period	69,637,469	53,995,700	63,132,537	53,864,572

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

4.	Warrants

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Warrants outstanding at March 31, 2021	4,018,993	$1.82
Warrants expired during the period	(18,000)	2.00
Warrants exercised during the period	(169,246)	1.59
Warrants outstanding at June 30, 2021	3,831,747	$1.83
Warrants exercised during the period	(41,950)	1.57
Warrants outstanding at September 30, 2021	3,789,797	$1.83
Warrants exercised during the period	(55,094)	1.30
Warrants outstanding at December 31, 2021	3,734,703	$1.84
Warrants expired during the period	(770,161)	3.10
Warrants outstanding at March 31 and June 30, 2022	2,964,542	$1.51
Common share purchase warrants issued in the 2022 Public Offering	13,333,334	2.39
Warrants outstanding at September 30, 2022	16,297,876	$2.23
Warrants expired during the period	(112,490)	1.75
Warrants outstanding at December 31, 2022	16,185,386	$2.23

7

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

4.	Warrants cont’d

There were no warrants exercised during the nine months ended December 31, 2022.

At December 31, 2022, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
1,549,052	1.75	July 17, 2023
1,303,000	1.20	December 21, 2023
13,333,334	US 1.85	August 9, 2027
16,185,386

Warrants outstanding and exercisable, totaling 1,549,052 due to expire on October 17, 2022, and issued on October 17, 2019, as part of a public offering of an aggregate of 5,307,693 units of the Company, were extended to July 17, 2023. In total, we incurred non-cash financing fees of $0.2 million relating to these warrants during the nine months ended December 31, 2022.

5.	Stock options

During the nine months ended December 31, 2022, the Company granted 1,290,713 stock options at an average exercise price of $1.44 per share. 997,608 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 293,105 options were granted to Directors of the Company at a price of $1.45 and vest 50% upon issuance and 50% after 1 year and have a five-year life.

During the nine months ended December 31, 2021, the Company granted 968,056 stock options at an average exercise price of $3.72 per share. 812,706 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 20,000 stock options granted to a consultant vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life. 135,350 options were granted to Directors of the Company at a price of $3.14 and vest 50% upon issuance and 50% after 1 year and have a five-year life.

Stock option transactions for the nine months ended December 31, 2022 and 2021 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2021	4,155,084	1.96
Granted	370,000	4.66
Forfeited	(62,480)	5.11
Balance outstanding at June 30, 2021	4,462,604	$2.14
Granted	598,056	3.14
Exercised	(84,880)	1.47
Forfeited	(302,640)	3.28
Balance outstanding at September 30 and December 31, 2021	4,673,140	$2.17
Granted	129,000	2.28
Forfeited	(337,500)	4.92
Balance outstanding at March 31, 2022	4,464,640	$2.00
Granted	1,115,713	1.45
Balance outstanding at June 30, 2022	5,580,353	$1.89
Granted	175,000	1.36
Balance outstanding at September 30 and December 31, 2022	5,755,353	$1.88

8

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

5.	Stock options cont’d

The following table summarizes information about stock options outstanding at December 31, 2022:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
1.00-1.99	3,245,713	6.74	1.27	1,747,500	1.15
2.00-2.99	1,679,000	4.08	2.08	1,550,000	2.06
3.00-5.19	830,640	4.80	3.82	131,458	5.11
	5,755,353	5.68	1.88	3,428,958	1.64

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	December 31, 2022	March 31, 2022

Exercise price	$1.36-1.45	$2.05-4.85
Risk free interest rate	4.85%	1.0%
Expected life of options	5 years	5 years
Expected volatility	90%	90%
Expected dividend yield	-	-
Forfeiture rate	0% – 15%	0% – 15%
Weighted average fair value of options granted during the period	$1.04	$2.58

6.	Warrant Derivative

On August 10, 2022, pursuant to an underwritten public offering, 13,333,334 units were sold at a purchase price of US$1.50 per unit for gross proceeds of US$20.0 million ($25.6 million). Each unit included one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of US$1.85 until August 9, 2027. We incurred transaction costs of $2.2 million (US$1.7 million) of which $1.6 million (US$1.2 million) were allocated to share issue costs and $0.6 million (US$0.5 million) were allocated to operating expenses, based on their relative fair values.

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, warrants with an exercise price denominated in a currency that differs from an entity's functional currency are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss. Our warrants with an exercise price of US$1.85 meet this requirement and we have presented the value of these warrants as a non-current liability on the consolidated statement of financial position. Upon exercise, the recorded liability will be included in our share capital along with the proceeds from the exercise. If these warrants expire, the related liability is reversed through the consolidated statement of loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

Estimating the fair value for our warrant derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the issuance. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the warrant derivative, expected share price volatility and expected dividend yield and making assumptions about them.

9

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

6.	Warrant Derivative cont’d

A reconciliation of the change in fair value of the warrant derivative is as follows:

Fair value of Warrant Derivatives
$
Balance, August 11, 2022	7,507
Change in fair value of warrant derivative	(2,230)
Foreign exchange loss	430
Balance September 30, 2022	5,707
Change in fair value of warrant derivative	(3,711)
Foreign exchange loss	(36)
Balance December 31, 2022	1,960

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the warrants. The risk-free interest rate is based on U.S. Department of Treasury benchmark treasury yield rates in effect at the time of valuation and the expected life of the warrants represents the estimated length of time the warrants are expected to remain outstanding.

The following table summarizes the key assumptions used in the Black-Scholes valuation of the warrant derivative at December 31, 2022:

	December 31, 2022	August 11, 2022

Fair value of warrants	$0.15	$0.56
Underlying share price	$0.64	$1.33
Risk free interest rate	4.85%	3.15%
Expected hold period to exercise	2.75 years	3.0 years
Expected share price volatility	85%	85%
Expected dividend yield	Nil	Nil

The following table summarizes our outstanding warrant derivative for the nine months ending December 31, 2022:

Exercise Price	Outstanding Beginning of the Period	Granted during the Period	Outstanding, End of the Period	Weighted Average Remaining Contractual Life (years)
US$1.85	-	13,333,334	13,333,334	4.61

7.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company was eligible to receive up to US$14.1 million on eligible expenditures over a three-year period related to the development of the Company’s phase 2b clinical program for MDNA55. As of March 31, 2022, the grant with CPRIT was complete.

10

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

7.	Government assistance cont’d

Of the US$14.1 million grant approved by CPRIT, Medicenna had received US$14.1 million from CPRIT at March 31, 2022.

Under the terms of the grant, the Company is required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5% of revenues. At this time the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

8.	Commitments

Intellectual property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement, the Company issued 649,999 common shares with a value of $0.1 million to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at December 31, 2022, the Company’s intangible assets have a remaining capitalized net book value of $62 thousand (March 31, 2022 - $65 thousand).

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at December 31, 2022, the Company is obligated to pay the following:

•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$0.3 million will be due in the next five years.
•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2.0 million and an additional US$2.0 million in sales milestones.

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
	$	$	$	$
Patent licensing costs	203	1,232	312	1,747

As at December 31, 2022, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $3.4 million, of which $2.4 million has been paid or accrued as at December 31, 2022. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for manufacturing and preclinical studies.

9.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer, former Chief Medical Officer and former Chief Scientific Officer) and directors, earned the following compensation for the following periods:

11

Medicenna Therapeutics Corp.

Notes to the interim condensed consolidated financial statements (unaudited)

For the Three and Nine months ended December 31, 2022 and 2021

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

9.	Related party disclosures cont’d

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Salaries and wages	331	511	836	1,272
Board fees	95	77	247	217
Stock option expense	261	349	972	895
	687	937	2,055	2,384

(b)	Amounts payable to related parties

As at December 31, 2022, the Company had trade and other payables in the normal course of business, owing to directors and officers of $0.1 million, (2021 - $0.1 million) related to board fees and accrued vacation.

10.	Components of Expenses

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
General and Administration Expenses	$	$	$	$

Depreciation expense	2	10	4	30
Stock based compensation	183	232	724	676
Facilities and operations	149	109	422	291
Public company expenses	1,213	1,351	3,587	4,116
Transaction costs, warrant derivative (Note 6)	-	-	652	-
Salaries and benefits	429	288	877	708
	1,976	1,990	6,266	5,821

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Research and Development Expenses	$	$	$	$

Chemistry, manufacturing, and controls	146	173	686	6,588
Regulatory	15	69	52	458
Discovery and pre-clinical	295	522	1,166	2,822
Clinical	1,221	934	2,752	1,956
Salaries and benefits	780	751	1,839	2,061
Licensing, patent, legal fees and royalties	303	255	739	783
Stock based compensation	156	194	452	511
CPRIT grant claimed in eligible expenses (Note 7)	-	-	-	(1,753)
Other research and development expenses	29	9	32	99
	2,945	2,907	7,718	13,525

12